SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02058612

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

PE 8-31-02

For the month of AUGUST, 2002.

TRIANT TECHNOLOGIES INC.
(Translation of Registrant's Name Into English)

20 Townsite Road, 2nd Floor, Nanaimo, British Columbia, CANADA V9S 5T7
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIANT TECHNOLOGIES INC.
(Registrant)

Date: September 19, 2002

By ______________________
(Signature)

Name: MARK A. STEPHENS

Title: Chief Financial Officer and Corporate Secretary

TRIANT TECHNOLOGIES INC.

6K Filing

News Releases

For the period of July 31, 2002 to August 31, 2002

- August 6, 2002
- August 29, 2002

Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com

TRIANT

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO
Triant Technologies Inc.
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
212.396.0606
kehoewhite@financial-relations.com

FOR IMMEDIATE RELEASE

TRIANT TO PRESENT AT THE NEW YORK SOCIETY OF SECURITY ANALYSTS 7TH ANNUAL SEMICONDUCTOR EQUIPMENT INDUSTRY CONFERENCE ON TUESDAY, AUGUST 20, 2002

VANCOUVER, CANADA — August 6, 2002 — **Triant Technologies Inc.** (TSX: TNT; OTCBB: TNTTF) today reported that it has been invited to present at the New York Society of Security Analysts 7th Annual Semiconductor Equipment Industry Conference on Tuesday, August 20, 2002.

WHO: Triant Technologies Inc., a leader in equipment health monitoring and advanced fault detection solutions for the semiconductor industry

WHAT: New York Society of Security Analysts 7th Annual Semiconductor Equipment Industry Conference

WHEN: Tuesday, August 20, 11:20 a.m. Eastern Daylight Time

WHERE: City Athletic Club, 50 West 54th Street (between 5th & 6th Avenues), New York, NY

RECENT NEWS:

- Triant revenue increased to $3.4 million for the six months ended June 30, 2002 with $5.1 million in new orders during the period and deferred revenue and backlog totaling $2.6 million at June 30, 2002
- Triant affirmed its revenue guidance of between $6 million and $7 million for 2002
- Triant chosen for enterprise-wide fault detection: Major semiconductor manufacturer orders multiple fab-wide *ModelWare®* licenses
- Triant listed on the Toronto Stock Exchange in December 2001

NOTE: This conference is an invitation-only leading forum for companies in the semiconductor equipment industry (website address: www.nyssa.org/events/Semi2002)

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

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Triant Technologies Inc.
20 Townsite Road, 2nd Floor
Nanaimo, BC
Canada V9S 5T7

Tel: 250.754.4223
Toll Free: 800.663.8611
Fax: 250.754.2388
e-mail: mail@triant.com

TRIANT

CONTACTS:

Robert Heath, CEO / Mark Stephens, CFO
Triant Technologies Inc.
250.754.4223
mail@triant.com

Van Negris / Philip J. Denning
Kehoe, White, Van Negris & Company, Inc.
212.396.0606
kehoewhite@financial-relations.com

FOR IMMEDIATE RELEASE

TRIANT ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

VANCOUVER, CANADA — August 29, 2002 — **Triant Technologies Inc.** (TSX: TNT; OTCBB: TNTTF) today reported that the Toronto Stock Exchange has accepted for filing a Notice of Intention to Make a Normal Course Issuer Bid, whereby it may purchase up to 2,000,000 Common Shares, representing approximately 4.8% of the Company's 41,402,675 issued and outstanding Common Shares. The normal course issuer bid will commence on September 3, 2002 and end on August 31, 2003 or on such earlier date that the Company completes its purchases. All purchases will be effected through the facilities of the Toronto Stock Exchange ("TSX") and the price that the Company will pay for any shares acquired by it will be the market price of the shares at the time of acquisition. The consideration to be offered will be cash, payable from the Company's current unallocated working capital, in accordance with the by-laws and rules of the TSX. There will be no restrictions on the price Triant is prepared to pay per share other than that purchases will not be made if Triant does not believe that the purchases would be advantageous to Triant and its shareholders. All shares purchased by Triant will be cancelled.

The Company believes that its shares are a good value in today's marketplace and that the repurchase of its shares represents an attractive investment opportunity that will benefit the Company and its shareholders. While the timing and amount of future share repurchases will depend on market conditions and the attractiveness of alternative capital investments, this action confirms a commitment to utilize share repurchase as one approach for enhancing shareholder value.

Triant has been conducting a Normal Course Issuer Bid during the past 12 months, which commenced on September 6, 2001 and which terminates on August 31, 2002. The number of shares purchased under the current Normal Course Issuer Bid to August 28, 2002 was 189,500 at an average price of $0.76 per share (excluding transaction costs).

As at August 28, 2002 all of the shares purchase under the current Normal Course Issuer Bids have been cancelled.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant's core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

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